                                                          OMB APPROVAL
                                                --------------------------------
                                                OMB NUMBER             3235-0145
                                                EXPIRES:        OCTOBER 31, 1994
                                                ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE.......  14.90

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No.   1   )*
                                          -------


                                  Vivra, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title Of Class of Securities)


                                   92855M10
                        ------------------------------
                                (CUSIP Number)

    Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  92855M10                   13G                  PAGE 2 OF   6   PAGES
                                                                    -------

1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch Asset Management, L.P. (as successor to Merrill Lynch Investment Management, Inc.)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     Joint Filing
                                                                  (a) [_]
                                                                  (b) [_]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    5   SOLE VOTING POWER

            None

    6   SHARED VOTING POWER

            629,909

    7   SOLE DISPOSITIVE POWER

            None

    8   SHARED DISPOSITIVE POWER

            629,909

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        629,909

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        3.2%

12  TYPE OF REPORTING PERSON*

        IA, PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)     Name of Issuer:
               ---------------

               Vivra, Inc.

Item 1 (b)     Address of Issuer's  Principal Executive Offices:
               ------------------------------------------------

               517 Washington St.
               San Francisco, CA  94111

Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch Asset Management, L.P.

Item 2 (b)     Address of Principal Business Office, or, if None,
               --------------------------------------------------
               Residence:
               ---------

               Merrill Lynch Asset Management, L.P.
               800 Scudders Mill Road
               Plainsboro, NJ  08536

Item 2 (c)     Citizenship:
               -----------

               See Item 4 of Cover Pages

Item 2 (d)     Title of Class of Securities:
               ----------------------------

               Common Stock

Item 2 (e)     CUSIP Number:
               ------------

               92855M10

Item 3

          Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")) is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940.

Item 4         Ownership
               ---------

               (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, MLAM (the "Reporting Persons") disclaim beneficial ownership of the securities of Vivra, Inc. referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of Vivra, Inc. covered by this statement.

               (b) Percent of Class:

                     See Item 11 of Cover Pages

               (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote:

                      See Item 5 of Cover Pages

                   (ii) shared power to vote or to direct the vote:

                      See Item 6 of Cover Pages

                   (iii) sole power to dispose or to direct the disposition of:

                      See Item 7 of Cover Pages

                   (iv) shared power to dispose or to direct the disposition of:

                      See Item 8 of Cover Pages

Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

               Not Applicable

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable

Item 10        Certification.
               -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994
                                           Merrill Lynch Asset Management, L.P.
                                           By:  Princeton Services, Inc.
                                                (General Partner)

                                           ___________________________
                                           Name: David L. Dick
                                           Title: Attorney-in-Fact*



________________
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


          Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) ("MLAM"), a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed the beneficial owner of 3.2% of the common stock outstanding of Vivra, Inc. as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. No one investment company advised by MLAM owns more than 5% of the securities of Vivra, Inc.